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April 24, 2008

Securities and Exchange Commission
100 F Street N.E.,
Washington, DC 20549-1004

ATTN: Document Control - EDGAR

Re: RIVERSOURCE LIFE INSURANCE COMPANY  ("DEPOSITOR")
    ON BEHALF OF  RIVERSOURCE MVA ACCOUNT ("REGISTRANT")
    POST-EFFECTIVE AMENDMENT NO. 3 ON FORM S-1 ("AMENDMENT NO. 3") FILE NO. 333-139776

       RiverSource(R) AccessChoice Select Variable Annuity RiverSource(R) Endeavor PlusSM Variable Annuity RiverSource(R) Endeavor Select Variable Annuity RiverSource(R) FlexChoice Select Variable Annuity RiverSource(R) FlexChoice Variable Annuity
       RiverSource(R) Galaxy Premier Variable Annuity RiverSource(R) Innovations Select Variable Annuity RiverSource(R) Innovations Variable Annuity
       RiverSource(R) Innovations Classic Select Variable Annuity RiverSource(R) Innovations Classic Variable Annuity RiverSource(R) New Solutions Variable Annuity RiverSource(R) Pinnacle Variable Annuity
       RiverSource(R) Signature Select Variable Annuity RiverSource(R) SignatureVariable Annuity
       RiverSource(R) Signature One Select Variable Annuity RiverSource(R) Signature One Variable Annuity
       Evergreen Pathways(SM) Select Variable Annuity
       Evergreen Pathways(SM) Variable Annuity
       Evergreen New Solutions Select Variable Annuity
       Evergreen New Solutions Variable Annuity
       Wells Fargo Advantage(R) Select Variable Annuity
       Wells Fargo Advantage(R) Variable Annuity
       Wells Fargo Advantage(R) Builder Select Variable Annuity Wells Fargo Advantage(R) Builder Variable Annuity
       Wells Fargo Advantage Choice(SM) Select Variable Annuity Wells Fargo Advantage Choice(SM) Variable Annuity

Dear Commissioners:

Depositor has filed its Amendment No. 3 on Form S-1 on or about April 24, 2008. Pursuant to Rule 461, the Underwriter, RiverSource Distributors, Inc., now respectfully requests that the effective date of the Registration be accelerated and that the Registration Statement be declared effective on May 1, 2008.

Yours truly,

RiverSource Distributors, Inc.


By: /s/ Scott R. Plummer
    ---------------------------------
    Scott R. Plummer
    Chief Counsel
    RiverSource Distributors, Inc.